

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2013

Via E-mail
Ms. Kathleen Crusco
Chief Financial Officer
Epicor Software Corporation
4120 Dublin Boulevard, Suite 300
Dublin, CA 94568

> **Re:** **Epicor Software Corporation**
> **Form 10-K for Fiscal Year Ended September 30, 2012**
> **Filed December 12, 2012**
> **File No. 333-178959**

Dear Ms. Crusco:

We have reviewed your letter dated February 25, 2013 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 8, 2013.

Form 10-K for Fiscal Year Ended September 30, 2012

General

1.   We note your response to prior comment 1 that you are a "voluntary filer." Please ensure that the cover pages of your periodic reports indicate that you are not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act and that you have not been subject to such filing requirements for the past 90 days.

Management's Discussion and Analysis of Results of Operations and Financial Condition

Results of Operations

Year Ended September 30, 2012 (Successor) compared to the Year Ended September 30, 2011 (Predecessor/Successor)(Non-GAAP), page 33

2.   We note from your response to our prior comment 3 that you believe a discussion comparing the historical results of operations would not be meaningful to investors because the principal reasons for the differences in the results would be due to the differences in the number of months of activity of certain entities in each period compared. We believe that discussing such differences would be meaningful as it would explain fluctuations and provide clearer context for the historical amounts. Further we note that the explanations currently included on the combined amounts focus on the differences in the number of months activity. Please explain further why you believe an analysis on historical amounts would not be meaningful as required by Item 303(a) of Regulation S-K or tell us your consideration to revise your filing accordingly.

3.   In response to our prior comment 4 you state that supplementally including pro forma financial statements would potentially be confusing to investors as a result of having to include a significant discussion of how the pro forma financial information was presented as well as a description of all of the adjustments. Based on the pro forma consolidated statement of operations you presented in the Form S-4 filed on January 11, 2012, the adjustments do not appear to be complex or confusing, nor does it seem as if they would require a significant amount of discussion regarding how they were prepared. We further believe it would be misleading to only present combined statements without the appropriate pro forma adjustments. Please explain further why you believe presenting pro forma financial statements would not be useful to investors or tell us your consideration to revise your filing accordingly.

Liquidity and Capital Resources

Cash Flows, page 50

4.   We note your response to our prior comment 6, in which you explain that discussing certain combined historical liquidity information is beneficial to investors. However, you do not appear to discuss the combined information other than to state certain totals and then discuss the individual periods in fiscal 2011 (predecessor period and the period from inception to September 30, 2011). Further, it is not clear how the total combined amounts were derived. Please remove the reference to the combined amounts in your liquidity disclosure and include only the discussion of the individual periods in fiscal 2011 as currently presented.

Notes to Consolidated Financial Statements

Note 1. Basis of Presentation and Accounting Policy Information

Revenue Recognition, page 67

5.   We note from your response to prior comment 8 that 82% and 0.5% of your service revenues are derived from maintenance agreements and SaaS agreements, respectively. As such, it appears that approximately 17.5% of your services revenues are derived from content and supply chain services, which according to your disclosures on page 31 are generally provided on a subscription basis. Tell us your consideration to disclose your revenue recognition policy for this revenue stream in your financial statement footnote disclosures, including typical subscription terms and billing frequency.

Note 4. Goodwill, page 79

6.   We note your response to our prior comment 10. Supplementally tell us the percentage by which the fair value exceeded the carrying value for each of your reporting units when you performed your July 1, 2012 goodwill impairment analysis. Also, tell us your consideration to include a discussion of the possible impairment indicators that you consider as part of your goodwill impairment analysis in future filing to add further context to your current statement that "[i]f such conditions exist in the future we may be required to record impairment…." Please provide us with any proposed draft disclosures.

7.   We note your response to prior comment 11 where you state that the $9.3 million adjustment to goodwill was the result of an error in the original purchase price accounting. Please explain further the basis for such adjustment and specifically address how you determined that this was the correction of an error versus an adjustment that should have been reflected in earnings.   In addition, to the extent that this adjustment qualifies as the correction of an error, tell us why you believe your current disclosures adequately characterize this adjustment as such or revise your disclosures accordingly in future filings.

Note 10. Restricted Partnership Unit Plan and Stock Based Compensation Plans, page 91

8.   We note your response to our prior comment 14. It appears that you recorded an expense related to a portion of the unvested Annual Units; however, we note from your disclosure on page 92 that these units vest ratably over 4 years based on the holder's continued employment with the company. Please explain further your basis for recognizing an expense for a portion of the unvested Annual Units with reference to specific accounting guidance followed.

<u>Certain Relationships and Related Party Transactions and Director Independence, page 139</u>

<u>Policies and Procedures for Review and Approval of Related Party Transactions, page 140</u>

9.   We note your response to prior comment 20 that your policies and procedures for review of related party transactions was included on pages 140 - 141 of your Form 10-K. It remains unclear whether your audit committee charter itself contains the specific policies, procedures, and standards to be applied by your audit committee in evaluating such transactions. In your response letter, please provide a more fulsome discussion of the specific features of such policies and procedures, such as the standards used to evaluate related party transactions. Confirm that you will include this information as well as a statement of whether such policies and procedures are in writing in future filings. We refer you to Item 404(b)(1) of Regulation S-K.

        You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Luna Bloom, Staff Attorney, at (202) 551-3194 or Jan Woo, Staff Attorney, at (202) 551-3453. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

                                Sincerely,

                                /s/ Kathleen Collins

                                Kathleen Collins
                                Accounting Branch Chief